SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Telular Corporation
_____________________________________________________________________________
(NAME OF ISSUER)

__________________Shares of Common Stock, $0.01 par value per share______________
(Title of Class of Securities)

87970T208
_____________________________________________________________________________
(CUSIP NUMBER)

Jeffrey Jacobowitz
Simcoe Partners, L.P.
52 Vanderbilt Avenue, 4th Floor
New York, NY  10017
_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2009
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

SCHEDULE 13D—AMENDMENT NO. 2

This Amendment No. 2, filed by Simcoe Partners, L.P., Jeffrey Jacobowitz and Elisheva Jacobowitz (the “Reporting Persons”), amends the Schedule 13D filed with respect to the common stock of Telular Corporation (the “Company”) by the Reporting Persons with the Securities and Exchange Commission on December 1, 2008, as amended.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On January 8, 2009, the Reporting Persons entered into a settlement agreement with the Company.   A copy of the agreement is attached to this filing as Exhibit 3.  Under the terms of the settlement, the Reporting Persons have agreed to terminate their proxy solicitation and the Company has agreed to include Jeffrey Jacobowitz on the Company’s slate of nominees for election at the Company’s 2009 annual meeting.  See Item 6 for a discussion of certain additional terms of the settlement agreement.

Item 6.	Contracts, Agreements, Understandings or Relationship with Respect to the Issuer

Item 6 of the Schedule 13D is amended and restated as follows:

Under the terms of the settlement agreement between the Company and the Reporting Persons referred to in Item 4, the Reporting Persons have agreed, among other things—

•	to terminate their pending proxy contest;
•	to vote their shares in favor of the Company’s nominees at the Company’s 2009 annual meeting of shareholders;
•
not to seek, alone or with others, (a) to call a meeting of shareholders or solicit consents from shareholders, (b) to obtain representation on the board of directors of the Company except as set forth in the settlement agreement, or (c) to effect the removal of any member of the board, in each case prior to the earlier of (i) the 2010 annual meeting of the Company’s shareholders or (ii) March 3, 2010; and

•	not to assign, transfer, grant an option on or otherwise dispose of their shares prior to the 2009 annual meeting, subject to certain exceptions.

The Company has agreed, among other things—

•	to use its reasonable best efforts to hold the 2009 annual meeting on February 3, 2009, as scheduled;
•	to nominate Mr. Jacobowitz for election at the 2009 annual meeting;
•	not to present the nomination of John E. Berndt, who has indicated that he will be retiring from the board, for election at the annual meeting; and
•	to provide Mr. Jacobowitz with the same eligibility and consideration for committee membership as other members of the board.

The settlement agreement also contains mutual releases between the Company and the Reporting Persons.  Reference is made to Exhibit 3 for the complete terms of the settlement agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit 3—	Settlement Agreement, dated as of January 8, 2009 by and between Telular Corporation, a Delaware corporation, and Simcoe Partners, L.P., Simcoe Management Company, LLC and Jeffrey Jacobowitz

Exhibit 4—	Press release of Telular Corporation and Simcoe Partners, L.P., issued January 9, 2009.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 9, 2009
SIMCOE PARTNERS, L.P.
By: Simcoe Management Company, LLC, its general partner
By: /s/ Jeffrey Jacobowitz
Name: Jeffrey Jacobowitz
Title: Manager of Simcoe Management Company, LLC

SIMCOE MANAGEMENT COMPANY, LLC

By: /s/ Jeffrey Jacobowitz
Name: Jeffrey Jacobowitz
Title: Manager

/s/ Jeffrey Jacobowitz
Jeffrey Jacobowitz

ELISHEVA JACOBOWITZ

By: /s/ Jeffrey Jacobowitz
Name: Jeffrey Jacobowitz
Title: Attorney-in-Fact